Exhibit 21.1

List of Subsidiaries of Vislink Technologies, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Vislink, LLC	State of Delaware
Vislink, Ltd.	United Kingdom
Vislink Poway, LLC	State of Delaware
Mobile Viewpoint, B.V.	Netherlands